SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date: December 17, 2001             Mr. Gerry A. Racicot
                                    President

                          [LOGO] Eiger technology inc.

                      Onlinetel Signs Contracts with Rogers
                Broadcasting, Stop-n-Cash and Universal Studios

Toronto, Ontario, December 17, 2001 /Canada News Wire/ -- Eiger Technology (TSE:
AXA, OTCBB: ETIFF), one of Canada's leading high tech companies announced today its subsidiary Onlinetel Corp. has received initial advertising contracts from Rogers Broadcasting Corp., Stop n Cash Inc. and Universal Studios Home Video Canada Inc. Terms of the contracts will not be disclosed due to the competitive nature of the advertiser's campaigns.

The contracts demonstrate the critical mass that has been attained by consumers using Onlinetel's advertising-based, free long distance service and further validating it as an effective media. Over 200,000 households representing approximately 500,000 users within the Greater Toronto 905 area code can call 416-542-6060 and listen to a 15 second advertisement in exchange for a free long distance call within the 905. Onlinetel users are collectively saving approximately 30 million dollars annually in long distance charges using this service.

In further developments, Onlinetel contracted Generations Research Inc. to analyze the strength of its media and user base, which proved to have very positive results. John Stix, VP Marketing for Onlinetel said, "We are ecstatic with the strength of our research results and the quality of advertisers reserving initial ad space. We have seen over 30 separate advertising agencies over last month and expect that it will result in continued strength in media sales in the first and second quarter of 2002."

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com - (Onlinetel's website: www.onlinetel.com)

For more information, please contact:
Roland P. Austrup
Vice-President
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

330 Bay Street, Suite 602, Toronto, ON M5H 2S8 Phone: (416) 216-8659 Fax (416) 216-1164
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